December 6, 2010

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, NE

Washington, DC 20549-6010

Attn: Mr. Jim B. Rosenberg

Re:	Perrigo Company

Form 10-K for Fiscal Year ended June 26, 2010

Filed August 12, 2010

File No. 000-19725

Dear Mr. Rosenberg:

This letter sets forth the response of Perrigo Company (“we” or “our”) to the comment on the above-referenced filing provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated November 24, 2010.

The staff’s comment is restated below in bold type and is followed by our response.

Notes to Consolidated Financial Statements

Note 17 – Segment and Geographic Information, page 117

1.	Please revise your disclosure to include a break out of your revenues by product category in accordance with ASC 280-10-50-40.

Provided below is the format of our intended revised disclosure, which will be included in the Segment and Geographic Information Note in the Notes to Consolidated Financial Statements starting with our Form 10-K for the fiscal year ended June 25, 2011:

The following is a summary of the Company’s net sales by major product category:

Securities and Exchange Commission

December 6, 2010

($ in thousands)	Fiscal 2011	Fiscal 2010	Fiscal 2009
Consumer Healthcare (CHC)
Analgesics		$396,308	$351,886
Cough/Cold		311,457	285,811
Gastrointestinal		420,943	376,283
Other CHC (1)		445,041	398,570

Total CHC		1,573,749	1,412,550
Nutritionals		259,275	226,436
Generic prescription drugs		237,569	163,947
Active pharmaceutical ingredients		143,734	135,731
Pharmaceutical and medical diagnostic products		57,577	66,926

Total Net Sales		$2,271,904	$2,005,590

(1)	Other CHC consists primarily of smoking cessation, feminine hygiene and miscellaneous or otherwise uncategorized product lines and markets.

*        *        *         *        *

In connection with this response, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss our responses to your comments, please contact the undersigned via telephone at (269) 673-9308 or via e-mail at judy.brown@perrigo.com.

Very truly yours,

/s/ Judy L. Brown
Judy L. Brown
Executive Vice President and
Chief Financial Officer